Exhibit 1

FOR IMMEDIATE RELEASE	27 April, 2017

| Quarterly Trading Update

⬛	Reported billings up 9.2% at £13.017 billion
⬛	Reported revenue up 16.9% at £3.597 billion, up 1.2% at $4.457 billion, up 4.9% at €4.183 billion and down 0.2% to ¥506 billion
⬛	Constant currency revenue up 3.6%, like-for-like revenue up 0.2%
⬛	Constant currency net sales up 4.8%, like-for-like net sales up 0.8%
⬛	First quarter revenue, net sales and operating profit well above budget and ahead of last year
⬛	Share buy-backs of £180 million, representing 10.0 million shares or 0.8% of the issued share capital purchased in first quarter
⬛

Constant currency net debt at 31 March 2017 up £474 million on same date in 2016, with average net debt in first quarter of 2017 up by £453 million over same period in 2016, reflecting strong acquisition activity, including debt acquired on the merger with STW of approximately £150 million and share buy-backs

⬛	Resumption of net new business momentum, with first or second position in all net new business tables year to date

Quarter 1 highlights

⬛

Revenue growth of 16.9%, with constant currency growth of 3.6%, like-for-like growth of 0.2%, 3.4% growth from acquisitions and 13.3% from currency, primarily reflecting the weakness of sterling against the US dollar, the euro and other major currencies

⬛

Net sales growth of 18.5% in sterling (up 2.6% in dollars, up 6.3% in euros and down 1.1% in yen), with constant currency growth of 4.8%, like-for-like growth of 0.8%, 4.0% growth from acquisitions and 13.7% from currency

⬛

Like-for-like revenue growth in all regions and business sectors, except North America and data investment management, characterised by particularly strong growth geographically in the United Kingdom, Western Continental Europe, Latin America and Central & Eastern Europe and functionally in public relations and public affairs and sub-sector digital, eCommerce & shopper marketing – the renamed direct, digital and interactive sub-sector

⬛

Like-for-like net sales growth of 0.8%, with all regions and sectors, except North America and data investment management, showing growth. The delta compared to revenue growth reversing, as it did in the second half of 2016, as the Group’s investment in technology enhanced the growth of advertising and media investment management net sales and as data investment management direct costs have been reduced

⬛

Constant currency average net debt in the first quarter increased by £453 million to £4.544 billion compared to the same period in 2016. This continued to reflect significant net acquisition spend and dividends of £1.320 billion in the twelve months to 31 March 2017, and the impact of the debt acquired on the merger with STW in Australia of approximately £150 million, more than offsetting the improvements in working capital seen in the second half of last year and first quarter of this year

⬛	Net new business of $2.103 billion in the first quarter, compared to $1.779 billion in the first quarter last year, with the Group first or second in net new business league tables year to date

Current trading and outlook

⬛

FY 2017 quarter 1 preliminary revised forecasts | Similar to budget, with like-for-like revenue and net sales growth of around 2%, with the second half stronger reflecting weaker comparatives and a headline net sales margin target of 0.3 margin points improvement on a constant currency basis

⬛

Dual focus in 2017 | 1. Revenue and net sales growth from leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/net sales ratio to enhance operating margins

⬛

Long-term targets | Above industry revenue growth, due to effective implementation of horizontality, geographically superior position in new markets and functional strength in new media, data investment management, including data analytics and the application of new technology, creativity and effectiveness; improvement in staff costs/net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more on a constant currency basis, with an ultimate goal of almost 20%; and headline diluted EPS growth of 10% to 15% p.a. from revenue and net sales growth, margin expansion, strategically targeted small- and medium-sized acquisitions and share buy-backs

Review of quarter one

Revenue and net sales

In the first quarter of 2017, reported revenue was up 16.9% at £3.597 billion. Revenue in constant currency was up 3.6%, the difference to the reportable number primarily reflecting the continuing weakness of the pound sterling against most currencies, particularly over the last nine months, following the United Kingdom vote to exit the European Union. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 0.2%. Reported net sales were up 18.5%, up 4.8% in constant currency and up 0.8% like-for-like. As outlined in Preliminary Announcements for the last few years, due to the increasing scale of digital media purchases within the Group’s media investment management businesses and of direct costs in data investment management, net sales are the more meaningful and accurate reflection of top line growth, although currently only one of our competitors report net sales. The differences are shown below in a table that compares the Group’s like-for-like revenue and net sales against our direct competitors’ like-for-like revenue only performance over the last two years or so.

Q1	WPP Revenue	WPP Net Sales	OMC Revenue	Pub Revenue	IPG Revenue	Havas Revenue
Revenue (local ‘m)	£3,597	£3,100	$3,587	€2,328	$1,754	€519
Revenue ($‘m)	$4,423	$3,812	$3,587	$2.481	$1,754	$553
Growth Rates (%)*	0.2	0.8	4.4	-1.2	2.7	0.1
Quarterly like-for-like growth %*
Q1/15	5.2	2.5	5.1	0.9	5.7	7.1
Q2/15	4.5	2.1	5.3	1.4	6.7	5.5
Q3/15	4.6	3.3	6.1	0.7	7.1	5.5
Q4/15	6.7	4.9	4.8	2.8	5.2	3.1
Q1/16	5.1	3.2	3.8	2.9	6.7	3.4
Q2/16	3.5	4.3	3.4	2.7	3.7	2.7
Q3/16	3.2	2.8	3.2	0.2	4.3	2.0
Q4/16	0.5	2.1	3.6	-2.5	5.3	4.2
Q1/17	0.2	0.8	4.4	-1.2	2.7	0.1
2 Years cumulative like-for-like growth %
Q1/15	12.2	6.3	9.4	4.2	12.3	10.1
Q2/15	14.7	6.5	11.1	1.9	11.4	13.4
Q3/15	12.2	6.3	12.6	1.7	13.4	11.5

Q4/15	14.5	7.0	10.7	6.0	10.0	6.6
Q1/16	10.3	5.7	8.9	3.8	12.4	10.5
Q2/16	8.0	6.4	8.7	4.1	10.4	8.2
Q3/16	7.8	6.1	9.3	0.9	11.4	7.5
Q4/16	7.2	7.0	8.4	0.3	10.5	7.3
Q1/17	5.3	4.0	8.2	1.7	9.4	3.5

* The above like-for-like/organic revenue figures are extracted from the published quarterly trading statements issued by Omnicom Group (“OMC”), Publicis Groupe (“Pub”), Interpublic Group (“IPG”) and HAVAS (“Havas”)

The pattern of net sales growth in the first quarter of 2017, is similar in part, to the final quarter of 2016, except North America and data investment management were under more pressure. On a like-for-like basis, the United Kingdom and Western Continental Europe grew strongly, with Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe more or less flat and North America down. On the same basis, public relations and public affairs and branding & identity, healthcare and specialist communications (including digital, eCommerce & shopper marketing) were the strongest sectors, with advertising and media investment slightly down, following weaker comparative new business trends towards the end of 2016 and a strong comparative last year. Given the tepid economic growth prospects and the softer net new business trend late last year, our budgets for 2017 indicated like-for-like revenue and net sales growth at around 2%. For the first three months, actual performance was ahead of budget, due to the stronger than budgeted performance across all sectors, except data investment management. A preliminary look at our quarter one revised forecasts for the full year, again indicates revenue and net sales growth similar to budget at around 2%, with a stronger second half primarily due to weaker comparatives, approximately 2% in the second half of last year and 4% in the first half.

Regional review

The pattern of revenue and net sales growth differed regionally. The tables below give details of revenue and net sales, revenue and net sales growth by region for the first quarter of 2017, as well as the proportion of Group revenue and net sales by region;

Revenue analysis

£ million	2017	Δ reported	Δ constant[1]	Δ LFL[2]	% group	2016	% group
N. America	1,376	15.5%	-0.2%	-3.0%	38.2%	1,191	38.7%
United Kingdom	473	4.8%	4.8%	3.2%	13.2%	451	14.7%
W. Cont. Europe	727	18.0%	6.8%	5.3%	20.2%	616	20.0%
AP, LA, AME, CEE[3]	1,021	24.9%	6.1%	-0.1%	28.4%	818	26.6%
Total Group	3,597	16.9%	3.6%	0.2%	100.0%	3,076	100.0%

Net sales analysis

£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
N. America	1,204	18.1%	2.1%	-1.1%	38.8%	1,019	39.0%
United Kingdom	396	5.6%	5.6%	3.7%	12.8%	375	14.3%
W. Cont. Europe	597	17.5%	6.1%	4.3%	19.3%	508	19.4%
AP, LA, AME, CEE	903	26.6%	7.5%	-0.1%	29.1%	714	27.3%
Total Group	3,100	18.5%	4.8%	0.8%	100.0%	2,616	100.0%

North America, with like-for-like revenue and net sales growth down 3.0% and 1.1% respectively, was the weakest performing region, with both advertising and media investment management

1 Percentage change at constant currency exchange rates

2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

3 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

and data investment management weaker, partly offset by strong growth in the Group’s public relations and public affairs, branding & identity and digital, eCommerce and shopper marketing businesses.

The United Kingdom, with like-for-like revenue and net sales growth of 3.2% and 3.7% respectively, was stronger than the first quarter of 2016, and net sales were slightly stronger than the final quarter of last year. There was particularly strong growth in the Group’s media investment management, data investment management, public relations and public affairs and specialist communications businesses.

Western Continental Europe was the strongest performing region, with like-for-like revenue and net sales up 5.3% and 4.3% respectively, well above the first quarter of last year, with above average growth in Belgium, Germany, Greece and Italy, with Austria, Ireland, the Netherlands, Spain and Turkey more challenging. By sector, the Group’s advertising and media investment management, public relations and public affairs, branding & identity, healthcare and digital, eCommerce & shopper marketing businesses performed strongly, with data investment management flat.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe constant currency revenue and net sales were up 6.1% and 7.5% respectively, with like-for-like revenue and net sales both marginally down 0.1%. In Asia Pacific, all markets, except Greater China, Singapore and Malaysia grew strongly. In mainland China, the Group’s advertising, public relations and public affairs, branding & identity, healthcare and specialist communications businesses were up strongly, with parts of the Group’s media investment management, data investment management and digital, eCommerce & shopper marketing sectors under pressure. In India, the Group’s second largest market in the region, net sales were up over 9%, despite demonetisation and even against a particularly strong comparative last year, when like-for-like net sales were up over 11%. In the BRICs4, like-for-like net sales grew strongly in Brazil, Russia and India but China slowed.

Latin America was similar to the first quarter of 2016, with like-for-like net sales growth of just under 4%, with Brazil recovering and with strong growth in Argentina and Colombia. Growth in the Next 115 and CIVETS6 was over 10% for both, on the same basis, indicating the relative strengthening of the smaller faster growth markets.

In the first quarter of 2017, the seasonally smallest quarter for faster growth markets, 29.1% of the Group’s reported net sales came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe. This compares with 27.3% in the first quarter of 2016. The increase is primarily due to the merger of STW Communications Group Limited (STW) in April 2016, whereby STW became a subsidiary of the Group, the largest advertising and marketing services business in Australia and New Zealand and WPP’s fifth largest market, with revenue of over $800 million. This was partly offset by the lower rate of growth seen in the major faster growth markets than that seen in the mature Western markets in the first quarter, and the weakness of most faster growth market currencies. This performance in the first quarter compares with the Group’s strategic objective of 40-45% in the next three to four years.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales

4 Brazil, Russia, India and China, which accounted for over $560 million revenue, including associates, in the first quarter

5 Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran), which accounted for almost $200 million revenue, including associates, in the first quarter

6 Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa, which accounted for over $200 million revenue, including associates, in the first quarter growth by communications services sector for the first quarter of 2017, as well as the proportion of Group revenue and net sales by those sectors;

Revenue analysis

£ million	2017	Δ reported	Δ constant[7]	Δ LFL[8]	% group	2016	% group
AMIM[9]	1,672	20.6%	7.1%	0.2%	46.5%	1,387	45.1%
Data Inv. Mgt.	639	7.9%	-4.3%	-3.4%	17.8%	592	19.2%
PR & PA10	291	21.7%	6.8%	4.4%	8.1%	239	7.8%
BI, HC & SC11	995	15.9%	2.4%	1.4%	27.6%	858	27.9%
Total Group	3,597	16.9%	3.6%	0.2%	100.0%	3,076	100.0%

Net sales analysis

£ million	2017	Δ reported	Δ constant	Δ LFL	% group	2016	% group
AMIM	1,364	21.6%	7.7%	-0.3%	44.0%	1,122	42.9%
Data Inv. Mgt.	484	11.7%	-1.3%	-0.8%	15.6%	433	16.5%
PR & PA	282	20.7%	6.0%	3.9%	9.1%	234	9.0%
BI, HC & SC	970	17.3%	3.7%	2.2%	31.3%	827	31.6%
Total Group	3,100	18.5%	4.8%	0.8%	100.0%	2,616	100.0%

In the first quarter of 2017, over 39% of the Group’s revenue came from digital, up almost 1.0 percentage point from the previous year, with net sales crossing 40% of the Group for the first time, in the range of the Group’s strategic objective of 40-45% in the next three to four years. Digital revenue across the Group was up almost 6% in constant currency and over 4% like-for-like.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 7.1% with like-for-like growth of 0.2%, partly reflecting weaker trading conditions in the Group’s media investment management businesses in North America and the Middle East and the particularly strong comparative in the first quarter of last year of almost 8% like-for-like growth. On the same basis, net sales grew 7.7% and -0.3% respectively. The Group’s media investment management businesses grew strongly in all other regions and sub-regions, particularly in the United Kingdom, Western Continental Europe, Latin America and Africa. However, the Group’s advertising businesses has remained challenged in the mature markets in recent years, particularly Western Continental Europe, where some of the restructuring costs incurred in recent years have been directed.

The Group gained a total of $2.103 billion in net new business wins (including all losses) in the first quarter, compared to $1.779 billion in the same period last year. Of this, J. Walter Thompson Company, Ogilvy & Mather, Y&R and Grey generated net new business billings of $519 million. Also, of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search, Xaxis and Essence, together with tenthavenue, generated net new business billings of $1.259 billion, compared to $854 million in the same period last year.

Data Investment Management

On a constant currency basis, data investment management revenue fell 4.3%, with like-for-like revenue down 3.4%. The decline in net sales was less prominent, with constant currency net sales

[7]	Percentage change at constant currency exchange rates
[8]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[9]	Advertising, Media Investment Management
[10]	Public Relations & Public Affairs
[11]	Branding and Identity, Healthcare and Specialist Communications

-1.3% and like-for-like -0.8%. In the United Kingdom, Latin America and Africa, like-for-like net sales were up strongly, with North America and Asia Pacific more difficult.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenue and net sales were up 6.8% and up 6.0% respectively, with like-for-like revenue and net sales up 4.4% and 3.9% respectively, the strongest performing sector. All regions and sub-regions were up, with particularly strong growth in the United States, United Kingdom, Western Continental Europe and the Middle East. Cohn & Wolfe performed strongly, especially in the United States, driven by consumer and healthcare spending, together with H+K Strategies in Europe, Africa & the Middle East, Ogilvy Public Relations in North America, Europe, Africa & the Middle East and the specialist public relations and public affairs businesses, Glover Park, Hering Schuppener, Ogilvy Government Relations and Buchanan.

Branding and Identity, Healthcare and Specialist Communications

In constant currencies, at the Group’s branding and identity, healthcare and specialist communications businesses (including digital, eCommerce & shopper marketing), net sales growth was 3.7%, with like-for-like growth of 2.2%, the second strongest performing sector. All of the Group’s businesses in this sector, except parts of the Group’s specialist communications businesses, grew in the first quarter, with particularly strong growth in the Group’s branding & identity and digital, eCommerce & shopper marketing businesses.

Operating profitability

In the first quarter, on a constant currency basis, revenue, net sales and operating profits were well ahead of budget and ahead of last year. Severance costs were at a very similar level with increased incentive accruals, when compared with the first quarter of last year.

We are in the process of reviewing our quarter one preliminary revised forecasts, but early indications are that full year like-for-like revenue and net sales will be up around 2%, with a stronger second half reflecting the comparatively weaker second half of 2016.

The number of people in the Group, on a proforma basis excluding associates, was down slightly at 31 March 2017 to 134,340, as compared to 135,303 on 31 March 2016, against an increase in revenue on the same basis of 0.2% and net sales of 0.8%. Similarly, the average number of people in the Group in the first quarter of this year was down slightly to 134,807 compared to 135,351 for the same period last year. Since 1 January 2017, on a like-for-like basis, the number of people in the Group has fallen to 134,340 at 31 March 2017 from 135,038 at the start of this year, reflecting continued caution by the Group’s operating companies in hiring and the usual seasonality of a relatively smaller first quarter in comparison to all other quarters. As noted above, the preliminary quarter one revised forecast indicates an approximately 2% improvement in revenue and net sales, whilst forecast headcount at the end of the year remains well balanced.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a balanced combination of capital expenditure, acquisitions, share repurchases and dividends. In the twelve months to 31 March 2017, the Group’s free cash flow was over £1.6 billion (over $2.0 billion). Over the same period, acquisitions, share repurchases and dividends was over £1.8 billion (over $2.3 billion).

During the quarter, 10.0 million shares, or 0.8% of the issued share capital, were purchased at a cost of £180 million and an average price of £17.91, 2.0 million shares being held as Treasury stock and 8.0 million shares held by the ESOP Trusts.

Average net debt in the first quarter of 2017 was £4.544 billion, compared to £4.091 billion in 2016, at 2017 exchange rates, an increase of £453 million. Net debt at 31 March 2017 was £5.008 billion, compared to £4.534 billion in 2016 (at 2017 exchange rates), an increase of £474 million. The increased average and period end debt figures, reflect both the significant net acquisition spend of £704 million and dividends of £616 million in the twelve months to 31 March 2017, and the impact of the debt acquired on the merger with STW in Australia of approximately £150 million, more than offsetting the improvements in working capital. The net debt figure of £5.008 billion at 31 March, compares with a market capitalisation of approximately £22.022 billion, giving an enterprise value of £27.030 billion.

As outlined in the 2015 Preliminary Announcement, the achievement of the previous targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to up the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and as a result, dividends increased by an overall 17.0% in relation to 2015, and a dividend pay-out ratio of 47.7%. In 2016, dividends increased overall by a further 26.7% (including the proposed final dividend of 37.05p), reaching the recently targeted pay-out ratio of 50% one year ahead of schedule. Your Board will continue to review the question of whether the dividend pay-out ratio should be further increased, although any increase has to be balanced against the continuing attractive opportunities to reinvest retained earnings in the business.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data, the Group completed 14 transactions in the first quarter; 7 acquisitions and investments were in new markets and 10 in quantitative and digital and 1 were driven by individual client or agency needs. Out of these transactions, 4 were in new markets and quantitative and digital.

Specifically, in the first quarter of 2017, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Croatia, China and India; data investment management in the United Kingdom and Ireland; in digital, eCommerce & shopper marketing in the United States, the United Kingdom, Ireland and China.

A further acquisition has been completed since 31 March in digital, eCommerce & shopper marketing in the United States.

Outlook

Macroeconomic and industry context

2016, the Group’s thirty first year, was another record year, following successive post-Lehman record years in 2011, 2012, 2013, 2014 and 2015, six record years in a row, despite a generally low global growth or tepid environment. Top line growth remained strong, with operating profits and margins meeting and exceeding targets and all regions and sectors showing growth on almost all metrics. 2017 has started more slowly, with like-for-like net sales growth of just under 1%, but with renewed and encouraging net new business wins, confidential assignments globally, in the United States and the Middle East, and further wins to be announced and opportunities to be explored over the coming months.

Generally, the world seems trapped currently in a nominal GDP growth range of 3.0-4.0%. Historically, the BRICs or Next 11, located in Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe offered higher growth rates. After all, that is where the next billion middle-class consumers will come from. However, in the last few years Brazil, Russia and China have all faced various challenges and slowed, although India remains the one BRIC star currently continuing to shine. Whilst that diminishing growth gap has been countered somewhat by better prospects in the Next 11, CIVETS and MIST markets like Mexico, Colombia, Vietnam, Indonesia, the Philippines, South Africa, Turkey and Egypt, the growth rates of the mature markets of the United States, the United Kingdom and Western Continental Europe have also improved, albeit from relatively low levels of growth. That continues to be the case with the short to medium-term prospects in the United States, at least, strengthening under the Trump administration, which is much more strongly pro-business, much more business-connected than the Obama administration, outlining planned pro-growth tax, infrastructure investment, spending and regulatory reform, although implementation seems to have been delayed. The prospects in the United Kingdom are more mixed as the post-Brexit vote scenarios will play out over the next two years and uncertainties about the possible outcomes increase, although a successful outcome for the incumbent Government in the forthcoming General Election should provide more wiggle room to negotiate a deal around a transition agreement and/or free movement and keep Tory hard-line Brexiteers in check. The four leading Western Continental European economies, Germany, France, Italy and Spain, also all face political uncertainty, although Germany and Spain are strengthening economically.

In these circumstances, clients face challenging top line growth opportunities and uncertainties. And although inflation may pick up in the United States because of stimulative economic policy and in the United Kingdom because of the weakness of sterling, generally inflation remains at low levels, resulting in limited pricing power. As a result, there remains considerable focus on the short-term and cost and the finance and procurement functions are dominant, certainly equal or more powerful than marketing, rightly or wrongly, and the siren calls of consultants suggest cost based solutions.

In addition, if you are running an established business, you are faced with three simultaneous discombobulating forces - technological disruption from disintermediators, those like Uber or Airbnb or Amazon in the transportation, hospitality and retail industries; the zero-based budgeting techniques of companies like 3G Capital, Reckitt Benckiser and Coty in consumer package goods and Valeant and Endo in the pharmaceutical industries (although their models have become somewhat discredited); and, finally, the attentions of activist investors such as Nelson Peltz, Bill Ackman or Dan Loeb. These pressures have intensified recently, in the last three to six months with a perfect storm being created by this trifecta of forces, reflected, for example, in the significant psychological impacts of the aborted Kraft Heinz bid for Unilever and the Trian investment in Procter & Gamble. And these winds are unlikely to shift or abate until interest rates return to more normal historical levels. They are causing the distortions that investors like Warren Buffett identified many years ago. The slow but solid growth prospects of baked beans or tomato ketchup are attractive, when you can borrow long-term at virtually zero interest rates.

Not helping either in focusing on the long-term, is the average term life of S&P 500 and FTSE 100 CEOs at 6-7 years, CFOs at 4-5 years and CMOs at 2-3 years. As a result, it is not surprising that since Lehman at the end of 2008, the combined level of dividend payments and share buybacks as a proportion of retained earnings at the S&P 500 has steadily risen from around 60 per cent of retained earnings to over 100%. In effect, managements are abrogating responsibility for reinvesting retained profits to their institutional investors. In fact, in seven of the last eight quarters the ratio has exceeded or almost reached 100%, tapering off in the last two quarters as stock market indices and share prices reached new highs and the relative attraction of buy-backs lessened.

This emphasis on the short-term and consequent disinclination to invest for the long-term may be misplaced. Our over ten-year experience of measuring brand valuation clearly shows that the strongest innovators and strongest brands generate the strongest top line growth and total shareholder returns. If you had invested equally over the last decade in the top ten brands identified by our annual Financial Times/Millward Brown BrandZ Top 100 Most Valuable Global Brands survey, you would have outperformed the S&P 500 index by over 50% and the MSCI by over three and a half times, more than most, if not all, active or passive money managers can claim. Investing in innovation and strong brands yields enhanced returns. Perhaps surprisingly, corporate structures that seem to offend customary good corporate governance may deliver better long-term results. Controlled companies like the Murdochs’ Newscorp and Fox or the Roberts’ Comcast or Zuckerberg’s Facebook or Brin & Page’s Google or Bezos’ Amazon or, now, Spiegel’s Snap may provide the confidence and stability needed to take the appropriate level of risk.

Given this macro-economic background, it is not surprising that clients are generally grinding it out in a highly competitive ground game, rarely resorting to a passing game or Hail Marys. Both volume and price-based growth are hard to find. Recently reported calendar 2016 and first quarter 2017 results generally reflect this, for example, in the auto, retail, consumer package goods and pharmaceutical industries. Although top line growth may be hard to find and sales guidance missed or just met, bottom lines are met or exceeded. As top line growth opportunities become more and more pressurised, acquisitions and mergers become even more attractive as a growth opportunity, particularly if they present opportunities for significant cost synergies and relatively unleveraged balance sheets can be supplemented by still historically low cost long-term debt. One, no doubt self-interested, investment banker raised the possibility of the first $100 billion cash/debt financed acquisition to surpass the previous world record $60 billion Bayer/Monsanto deal.

Our industry is no different. Competition is fierce and as image in trade magazines, in particular, is crucial to many, account wins at any cost are paramount. There have been several examples recently of major groups being prepared to offer clients up-front discounts as an inducement to renew contracts, heavily reduced creative and media fees, extended payment terms, unlimited indirect liability for intellectual property liability and cash or pricing guarantees for media purchasing commitments, even though the latter are difficult for procurement departments to measure and monitor. As some say, you are only as strong as your weakest competitor. These practices cannot last and will only result eventually in poor financial performance and further consolidation, the premium being on long-term profitable growth. Our industry may be in danger of losing the plot. Once you accept benchmarking as a means of evaluation you become a cost and are viewed as a source of funding or insurance, rather than an investment or value added and recent industry results have reflected this increased pressure and inconsistencies. Some are storing up problems for the next generation of management.

Not surprising then that your Company’s top line revenue and net sales organic growth continues to hover around the 3% level and on a cumulative basis for the last two years around 6%, as it has done in previous sets of consecutive years. In the first half of 2016 growth was around 4%, due to weaker comparatives and in the second half at around 2% due to stronger comparatives.

2017 is unlikely to be much different. There seems little reason for an upside breakout in growth in terms of worldwide GDP growth, or indeed a downside breakout, despite the possibility of an increase in interest rates in the short-term. Interest rates are likely to continue to remain at historically low relative levels, longer than some think. Whilst Trumponomics may well result in an increase in the United States GDP growth rate and the United States is the biggest ($18 trillion) GDP engine out of a total of $74 trillion worldwide, political uncertainties in Europe, West and East, the Middle East, the PyeongChang Peninsula, Chinese focus on qualitative growth and the longer-term recovery of Latin America, probably mean that stronger growth will be harder to find outside the United States. America First, if the new Administration’s plans are implemented, will almost definitely mean a stronger American economy, at least in the short- to medium-term.

2017 is neither a maxi- or mini-quadrennial year, although it will be somewhat influenced by the build-up for the Russian World Cup and the mid-term Congressional elections, both in 2018 and, perhaps, the PyeongChang Winter Olympics. Nominal GDP growth should continue to grow in the 3.0-4.0% range, with advertising as a proportion remaining constant overall, with mature markets continuing at lower than pre-Lehman levels, counter-balanced by under-branded faster growth markets growing at faster rates. In our own case, budgets indicate top line revenue and net sales growth of around 2%, reflecting the impact of a lower net new business record in the latter part of 2016, although new business activity and conversion rates have recently started to improve.

Financial guidance

The budgets for 2017 have been prepared on a cautious basis as usual (hopefully), but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe and faster growing functional sub-sector of digital, eCommerce & shopper marketing, with a stronger second half of the year, reflecting the 2016 comparative. Our quarter one preliminary revised forecasts are in line with budget at the net sales level and show the following;

⬛	Like-for-like revenue and net sales growth of around 2%

⬛	Target operating margin to net sales improvement of 0.3 margin points excluding the impact of currency

In 2017, our prime focus will remain on growing revenue and net sales faster than the industry average, driven by our leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2015 and 2016 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of above 8% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have decided that up to half of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2016 and beyond. Horizontality has been accelerated through the appointment of 48 global client leaders for our major clients, accounting for over one third of total revenue of almost $20 billion and 19 regional and country managers in a growing number of test markets and sub-regions, covering about half of the 112 countries in which we operate.

Focus has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating communications services geographically and functionally through parent company initiatives and winning Group pitches. Whilst talent and creativity (in the broadest sense) remain key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example,

Xaxis, AppNexus and Triad; through integration of data investment management, for example, Kantar and comScore (now merged with Rentrak); and through investment in content companies, for example, Imagina, Imagine, Vice, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital, Bruin and Refinery29.

In addition, strong and considered points of view on the adequacy of online and, indeed, offline measurement, on viewability, on internet fraud and transparency, on online media placement and brand safety and, finally, on fake news are all examples where further differentiation is important and can be secured through considered initiatives. With its leadership position, as the world’s largest media investment management operation, GroupM has developed a strong united point of view with its leading clients and associates, like AppNexus, in all these areas and has aligned with Kantar’s data investment management capabilities, for example, through comScore, to provide better capabilities. These philosophical differences and operational capabilities are extremely effective in responding to the trade association and regulatory issues that have been raised recently.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

⬛	Revenue and net sales growth greater than the industry average

⬛

Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff costs to net sales ratio improvement of 0.2 margin points or more

⬛	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Lisa Hau	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.